                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Coinmach Laundry Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   19259L101
                            ------------------------
                                 (CUSIP Number)

                   Jeffrey S. O'Connor, c/o Kirkland & Ellis
          200 East Randolph Drive, Chicago, IL  60601  (312) 861-2000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 19, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


[ CUSIP NO. 19259L101 ]                           [ PAGE       OF       PAGES ]
            ---------                                    -----    -----
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Golder, Thoma, Cressey, Rauner Fund IV, L.P.

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
 3   SEC USE ONLY


-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

                                        WC
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]


-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OR ORGANIZATION

                                     Delaware
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                                           3,008,402 (See Item 5)
    NUMBER OF
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                                  0 (See Item 5)
       EACH
    REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH                                3,008,402 (See Item 5)

                   ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                               0 (See Item 5)

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               3,008,402 (See Item 5)

-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 23.7% (See Item 5)

-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

                                         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


[ CUSIP NO. 19259L101 ]                           [ PAGE       OF       PAGES ]
            ---------                                    -----    -----
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 GTCR IV, L.P.

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
 3   SEC USE ONLY


-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
                                 Not Applicable

-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]


-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OR ORGANIZATION

                                     Delaware
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                                               0 (See Item 5)
    NUMBER OF
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                              3,008,402 (See Item 5)
       EACH
    REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH                                    0 (See Item 5)

                   ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                           3,008,402 (See Item 5)

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               3,008,402 (See Item 5)

-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 23.7% (See Item 5)

-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

                                         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


[ CUSIP NO. 19259L101 ]                           [ PAGE       OF       PAGES ]
            ---------                                    -----    -----
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Golder, Thoma, Cressey, Rauner, Inc.

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
 3   SEC USE ONLY


-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
                                 Not Applicable

-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]


-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OR ORGANIZATION

                                     Delaware
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                                               0 (See Item 5)
    NUMBER OF
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                              3,008,402 (See Item 5)
       EACH
    REPORTING      ------------------------------------------------------------
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH                                    0 (See Item 5)

                   ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                           3,008,402 (See Item 5)

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               3,008,402 (See Item 5)

-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 23.7% (See Item 5)

-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

                                         CO
-------------------------------------------------------------------------------

                          COINMACH LAUNDRY CORPORATION
                             (CUSIP NO. 19259L101)


     This statement amends the Schedule 13D dated July 23, 1996 (the "Schedule 13D"), filed by Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), and Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation ("GTCR Inc."). All items and information not expressly amended or modified herein remain as set forth in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Schedule 13D.


ITEM 1.   IDENTITY AND BACKGROUND.

     (a) On September 30, 1997, Philip A. Canfield and William C. Kessinger became principals of GTCR Inc., (b) each has a business address of 6100 Sears Tower, Chicago, Illinois 60606, (c) each is employed by GTCR Inc. as a principal, (d) to the best knowledge of the Reporting Persons, during the past five years, neither has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (e) to the best knowledge of the Reporting Persons, during the past five years, neither was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws, and (f) each is a citizen of the United States.


ITEM 4.   PURPOSE OF TRANSACTION.

     As of December 19, 1997, and through the date hereof, the Fund owned 3,008,402 shares of Common Stock held for investment purposes.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As of December 19, 1997, and as of the date hereof, the Fund is the direct beneficial owner, has the sole power to vote or direct the vote, and the sole power to disposed of or direct the disposition of 3,008,402 shares of Common Stock or approximately 23.7% of the Common Stock (assuming there were 12,675,661 shares of Common Stock outstanding on December 19, 1997, based on information contained in the Issuer's Prospectus dated December 16, 1997, filed by the Issuer with the Commission (the "Prospectus") and 12,687,135 shares of Common Stock outstanding on the date hereof based on information contained in the Issuer's Proxy Statement on Schedule 14A, filed by the Issuer with the Commission on May 19, 1998 (the "Proxy Statement")). The Fund and the other Voting Stockholders may also be deemed to be a "group" for purposes of Section 13(d)(3) of the Act as a result of the Voting Agreement, and, based upon information contained in the Prospectus and the Proxy Statement, may therefore be deemed to be the indirect beneficial owner, share the power to vote or to direct the vote, or share the power to disposed of or direct the disposition of 1,222,858 additional shares of Common Stock (including 327,767 shares of Common Stock subject to options exercisable within 60 days) or 9.6% of the outstanding Common Stock. If the Fund was deemed to be the beneficial owner, share the power to vote or to direct the vote, or share the power to dispose of or direct the disposition of such additional shares of Common Stock, the Fund would be deemed to be the beneficial owner, share the power to vote or share the power to dispose of an aggregate of 4,231,260 shares of Common Stock or approximately 32.5% of the Common Stock (assuming there were 13,014,902 shares of Common Stock outstanding, including 327,767 shares of Common Stock subject to options held by the other Voting Stockholders exercisable within 60 days). The foregoing information does not include 480,648 shares of Nonvoting Common Stock held by Heller and Jackson National.

     (c) On December 19, 1997, in connection with a public offering of Common Stock by the Company registered with the Commission, in which the Fund participated as a selling stockholder pursuant to the terms of the Registration Rights Agreement, the Fund sold 1,547,712 shares of Common Stock at a price of $18.72 per share, net of underwriting discounts and commissions of $1.03 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Certain other stockholders of the Issuer participated in the December 19, 1997, offering. After giving effect to such sales, 22,548 shares of Common Stock owned by Mr. Prato, 8,561 shares of Common Stock owned by Mr. Chapman, 5,647 shares of Common Stock owned by Mr. Marrus, 15,474 shares of Common Stock owned by Mr. Tulkop, 6,617 shares of Common Stock owned by Mr. Harrison, 100,273 shares of Common Stock owned by Harvard, 321,869 shares of Common Stock owned by Mr. Kerrigan, MCS and MCS Management, 298,845 shares of Common Stock owned by Mr. Blatt, 75,467 shares of Common Stock owned by Mr. Doyle, 23,746 shares of Common Stock owned by Mr. Stanky, 240,324 shares of Nonvoting Common Stock owned by Heller and 240,324 shares of Nonvoting Common Stock owned by Jackson National remain subject to the repurchase rights, rights of first refusal and participation rights pursuant to the TCC Senior Management Agreements, the TCC Investor Purchase Agreements, the SAS Executive Stock Agreement and the SAS Investor Purchase Agreement, as applicable, as described in the Schedule 13D.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 1998

                              GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                              By: GTCR IV, L.P., its General Partner

                              By: GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                  its General Partner


                              By: /s/ David A. Donnini
                                  ---------------------------------
                                  Name:  David A. Donnini
                                  Title: Principal


                              GTCR IV, L.P.

                              By: GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                  its General Partner


                              By: /s/ David A. Donnini
                                  ---------------------------------
                                  Name:  David A. Donnini
                                  Title: Principal


                              GOLDER, THOMA, CRESSEY, RAUNER, INC.,


                              By: /s/ David A. Donnini
                                  ---------------------------------
                                  Name:  David A. Donnini
                                  Title: Principal